Pyxis Tankers Inc. Announces Financial Results for the Three Months Ended March 31, 2019

Maroussi, Greece, May 21, 2019 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (the “Company” or “Pyxis Tankers”) an emerging growth pure play product tanker company, today announced unaudited results for the three months ended March 31, 2019.

Summary

For the three months ended March 31, 2019, our time charter equivalent revenues were $4.8 million which contributed to a net loss of $2.3 million, or a loss per share (basic and diluted) of $0.11 and our Adjusted EBITDA (see “Non-GAAP Measures and Definitions” below) was $0.5 million.

Valentios Valentis, our Chairman and CEO commented:

“Our operating results for the first quarter of 2019 reflected the contribution from the short-term time charters of our medium-range product tankers (“MR”) which we had entered into during the fourth quarter of 2018 as well as continued cost discipline. The average TCE for our MR’s was approximately $12,700 during the quarter. The continued underperformance of our smaller tankers reduced our improving fleet-wide results for the period.

During Q1 2019, our eco-modified MR, the Pyxis Malou, completed her 10th year special survey, including installation of a U.S. Coast Guard approved ballast water treatment system. This major dry-docking was completed within a total of 28 days of off-hire and at a total cost of $1.4 million, including the environmental upgrade. Upon re-delivery from the shipyard, the vessel was employed under a short-term time charter which expires in the Fall, 2019. During the most recent quarter, we took the opportunity to fix two of our younger MR’s operating under time charters at a rate of approximately $15,400/day/vessel for one year with a charterer’s option to extend for an additional year at $17,500/day/vessel starting in the second quarter 2020. The Pyxis Delta will finish her time charter shortly, and we would expect it, along with the Pyxis Malou and the two Handysize tankers, to operate in the spot market upon completion of their existing charters since we believe rates will improve in the second half of this year. As of May 17, 2019, 43% of remaining days of 2019, excluding optional periods, are covered with our MR’s at a gross rate of approximately $15,000/day.

We believe that we may see a sustainable improvement in vessel earnings based upon the positive fundamentals of supply and demand growth, plus incremental demand for the MR sector with the start of IMO 2020 regulations. Continued world-wide demand growth for refined petroleum products of 3% or more per annum should outpace the declining orderbook for MR’s, especially after vessel scrapping and delays in new build deliveries. The distribution of new compliant low-sulphur fuels through the massive global network of ports and marine storage facilities should increase ton-mile demand and expand trading routes for MR’s. The possibility of arbitrage opportunities within our sector would be icing on the cake.

During the first quarter of 2019, we continued to focus on the efficiency of our operating structure, with our fleet-wide daily operating expenses of $6,022 per vessel, an improvement of 1.4% over the same period in 2018. Total daily operational costs, which include management fees and General and Administrative expenses, for our eco-efficient MR’s continued to be competitive within our sector at approximately $7,580/day.

Going forward, we plan to continue to focus on providing a safe and efficient means of transporting refined products for our customers under a strategy of mixed chartering vessel employment. We plan to continue to explore avenues for growth, strategically and through capital formation. We are optimistic about the near-term prospects for our sector and the Company, and look forward to taking advantage of the various opportunities as they arise to enhance shareholder value.”

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Results for the three months ended March 31, 2018 and 2019

For the three months ended March 31, 2019, we reported a net loss of $2.3 million or $0.11 basic and diluted loss per share, compared to a net income of $0.6 million, or $0.03 earnings per share (basic and diluted), for the same period in 2018. The decrease in our comparative net income was primarily due to two non-cash items recorded during the first quarter of 2018 – a gain from debt extinguishment of $4.3 million which was partially offset by the vessel impairment charge of $1.5 million relating to the write down of the carrying amount of Northsea Alpha and Northsea Beta to their then fair values. In addition, interest expense increased by $0.6 million to $1.4 million during the three month period ended March 31, 2019 compared to the same period in 2018. Our Adjusted EBITDA was $0.5 million for the three month period ended March 31, 2019, an increase of $0.4 million from $0.1 million for the same period in 2018.

	Three Months ended March 31,
	2018	2019
	(Thousands of U.S. dollars, except for daily TCE rates)
Revenues, net	6,590	6,724
Voyage related costs and commissions	(2,057)	(1,951)
Time charter equivalent revenues*	4,533	4,773

Total operating days	425	449

Daily time charter equivalent rate*	10,667	10,631

* Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

Management’s Discussion and Analysis of Financial Results for the Three Months ended March 31, 2018 and 2019 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $6.7 million for the three months ended March 31, 2019, represented an increase of $0.1 million, or 2.0%, from $6.6 million in the comparable period in 2018. The increase in revenues, net during the first quarter of 2019 related to an increase in total operating days attributed to less idle days between voyage charter employments and as a result of a greater time charter activity for the MRs compared to the three-month period ended March 31, 2018.

Voyage related costs and commissions: Voyage related costs and commissions of $2.0 million for the three months ended March 31, 2019, represented a decrease of $0.1 million, or 5.2%, from $2.1 million in the comparable period in 2018. The decrease was primarily attributed to lower spot chartering activity, which incurs voyage costs. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in spot chartering results in a decrease in voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $3.3 million for the three months ended March 31, 2019, remained at the same levels as the comparable period of 2018.

General and administrative expenses: General and administrative expenses of $0.6 million for the three months ended March 31, 2019 represented a decrease of $0.1 million, or 15.9%, from $0.7 million in the comparable period in 2018. The decrease in general and administrative expenses was primarily attributable to improved cost efficiencies.

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Management fees: For the three months ended March 31, 2019, management fees paid to our ship manager, Pyxis Maritime Corp. (“Maritime”), and to International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, were $0.4 million in aggregate and remained stable compared to the three-month period ended March 31, 2018.

Amortization of special survey costs: Amortization of special survey costs was less than $0.1 million for the three-month period ended March 31, 2019, relatively the same as the comparable period of 2018.

Depreciation: Depreciation of $1.3 million for the three months ended March 31, 2019, represented a slight decrease of less than $0.1 million, or 2.3%, from $1.4 million in the comparable period in 2018.

Vessel impairment charge: No vessel impairment was recorded for the three months ended March 31, 2019 compared to a charge of $1.5 million related to the write down of the carrying amounts of Northsea Alpha and Northsea Beta to their then fair values in the comparable period in 2018.

Bad debt provisions: Bad debt provisions of less than $0.1 million for the three months ended March 31, 2019, represented a slight decrease in doubtful trade accounts receivable compared to the same period ended March 31, 2018.

Gain from debt extinguishment: Gain from debt extinguishment in the three months ended March 31, 2018, of $4.3 million, was the result of the early prepayment of loans from Commerzbank when the existing debt for Northsea Alpha, Northsea Beta and Pyxis Malou was refinanced in full with Amsterdam Trade Bank, N.V. in February, 2018. There was no such gain recorded in the comparable period in 2019.

Interest and finance costs, net: Interest and finance costs, net, for the three months ended March 31, 2019 was $1.4 million, compared to $0.9 million in the same period in 2018, represented an increase of $0.6 million, or 64.1%. The increase was attributable to higher LIBOR rates paid on floating rate bank debt compared to the comparable period in 2018 and the refinancing of the loans on four of our vessels at higher interest rates. The total borrowings outstanding increased to $62.4 million at March 31, 2019 from $59.5 million at March 31, 2018 and the overall weighted average interest rate increased to 8.0% in 2019 from 4.5% in the comparable period in 2018.

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Unaudited Consolidated Statements of Comprehensive Income / (Loss)

For the three months ended March 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three Months Ended	Three Months Ended
	March 31, 2018	March 31, 2019

Revenues, net	$6,590	$6,724

Expenses:
Voyage related costs and commissions	(2,057)	(1,951)
Vessel operating expenses	(3,299)	(3,252)
General and administrative expenses	(667)	(561)
Management fees, related parties	(178)	(179)
Management fees, other	(232)	(232)
Amortization of special survey costs	(26)	(48)
Depreciation	(1,373)	(1,341)
Vessel impairment charge	(1,543)	-
Bad debt provisions	(56)	(39)
Operating loss	(2,841)	(879)

Other income / (expenses):
Gain from debt extinguishment	4,306	-
Gain / (Loss) from financial derivative instrument	11	(21)
Interest and finance costs, net	(872)	(1,431)
Total other income / (expenses), net	3,445	(1,452)

Net income / (loss)	$604	$(2,331)

Earnings / (Loss) per common share, basic and diluted	$0.03	$(0.11)

Weighted average number of common shares, basic and diluted	20,877,893	21,060,190

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Consolidated Balance Sheets

As of December 31, 2018 and March 31, 2019 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2018	March 31, 2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$545	$304
Restricted cash, current portion	255	41
Inventories	807	620
Trade accounts receivable, net	2,585	972
Prepayments and other assets	115	280
Total current assets	4,307	2,217

FIXED ASSETS, NET:
Vessels, net	107,992	107,286
Total fixed assets, net	107,992	107,286

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	3,404	3,486
Financial derivative instrument	28	7
Deferred charges, net	740	1,172
Prepayments and other assets	146	-
Total other non-current assets	4,318	4,665
Total assets	$116,617	$114,168

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$4,333	$4,438
Trade accounts payable	4,746	4,951
Due to related parties	3,402	4,133
Hire collected in advance	422	-
Accrued and other liabilities	642	995
Total current liabilities	13,545	14,517

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs, non-current	58,129	57,039
Promissory note	5,000	5,000
Total non-current liabilities	63,129	62,039

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized; 21,060,190 shares issued and outstanding at December 31, 2018 and March 31, 2019)	21	21
Additional paid-in capital	74,767	74,767
Accumulated deficit	(34,845)	(37,176)
Total stockholders’ equity	39,943	37,612
Total liabilities and stockholders’ equity	$116,617	$114,168

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Unaudited Consolidated Statements of Cash Flows

For the three months ended March 31, 2018 and 2019

(Expressed in thousands of U.S. dollars)

	Three Months Ended	Three Months Ended
	March 31, 2018	March 31, 2019

Cash flows from operating activities:
Net income / (loss)	$604	$(2,331)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	1,373	1,341
Amortization of special survey costs	26	48
Amortization and write-off of financing costs	94	66
Vessel impairment charge	1,543	-
Gain from debt extinguishment	(4,306)	-
Change in fair value of financial derivative instrument	(58)	21
Bad debt provisions	56	39
Changes in assets and liabilities:
Inventories	375	187
Trade accounts receivable, net	288	1,574
Prepayments and other assets	(123)	(165)
Special survey cost	(268)	(480)
Trade accounts payable	574	158
Due to related parties	2,042	731
Hire collected in advance	929	(422)
Accrued and other liabilities	48	179
Net cash provided by operating activities	$3,197	$946

Cash flow from investing activities:
Vessel additions	-	(268)
Net cash used in investing activities	$-	$(268)

Cash flows from financing activities:
Proceeds from long-term debt	20,500	-
Repayment of long-term debt	(23,550)	(1,051)
Common stock offerings costs	(35)	-
Payment of financing costs	(472)	-
Net cash used in financing activities	$(3,557)	$(1,051)

Net decrease in cash and cash equivalents	(360)	(373)

Cash and cash equivalents and restricted cash at the beginning of the period	6,693	4,204

Cash and cash equivalents and restricted cash at the end of the period	$6,333	$3,831

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Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of March 31, 2019, we were required to maintain minimum liquidity of $3.5 million. Total cash and cash equivalents, including restricted cash, aggregated to $3.8 million as of March 31, 2019.

Total debt (in thousands of U.S. dollars), net of deferred financing costs:

	As of	As of
	December 31, 2018	March 31, 2019
Funded debt	$62,462	$61,477
Promissory Note - related party	5,000	5,000
Total	$67,462	$66,477

Our weighted average interest rate on our total debt for the three months ended March 31, 2019 was 8.0%.

Amendment to Promissory Note: On May 14, 2019, we entered into Amendment No. 2 to the outstanding $5 million unsecured promissory note (the “Note”) issued to Maritime Investors Corp., an affiliate controlled by Mr. Valentis, which (i) extended the repayment of the Note, in whole or in part, until the earlier of a) one year after the repayment of credit facility of the Eighthone Corp. for the Pyxis Epsilon (the “Credit Facility”), b) January 15, 2024 and c) repayment of any pay-in-kind interest and principal deficiency amount under the Credit Facility, and (ii) increased the interest rate to 9.0% per annum of which 4.5% shall be paid in cash and 4.5% shall be paid in restricted common shares of the Company calculated on the volume weighted average closing share price for the 10 day period immediately prior to the quarterly interest period. The new interest rate will be payable from April 1, 2019. After the repayment restrictions on the Note have been lifted per the Credit Facility, the Company, at its option, may continue to pay interest on the Note in the afore-mentioned combination of cash and shares or pay all interest costs in cash.

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Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income /(loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating or non-recurring charges, such as vessel impairment charges, gain from debt extinguishment and stock compensation. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net income/(loss), as reflected in the Unaudited Consolidated Statements of Comprehensive Income/(Loss) to EBITDA and Adjusted EBITDA:

(In thousands of U.S. dollars)	Three Months Ended March 31,
	2018	2019
Reconciliation of Net Income / (loss) to Adjusted EBITDA

Net income / (loss)	$604	$(2,331)

Depreciation	1,373	1,341

Amortization of special survey costs	26	48

Interest and finance costs, net	872	1,431

EBITDA	$2,875	$489

Gain from debt extinguishment	(4,306)	-

(Gain) / Loss from financial derivative instrument	(11)	21

Vessel impairment charge	1,543	-

Adjusted EBITDA	$101	$510

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Daily time charter equivalent (“TCE”) is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We calculate TCE by dividing Revenues, net after deducting Voyage related costs and commissions, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

Recent Daily Fleet Data:

(Amounts in U.S.$, unless otherwise stated)		Three Months Ended March 31,
		2018	2019
Eco-Efficient MR2: (2 of our vessels)
	TCE	14,012	13,061
	Opex	6,011	5,767
	Utilization %	91.7%	100.0%
Eco-Modified MR2: (1 of our vessels)
	TCE	7,861	12,056
	Opex	7,568	7,716
	Utilization %	61.8%	95.2%
Standard MR2: (1 of our vessels)
	TCE	14,066	12,320
	Opex	6,150	5,923
	Utilization %	100.0%	100.0%
Small Tankers: (2 of our vessels)
	TCE	4,885	5,020
	Opex	5,459	5,480
	Utilization %	71.1%	66.7%
Fleet: (6 vessels)
	TCE	10,667	10,631
	Opex	6,110	6,022
	Utilization %	82.0%	87.7%

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Conference Call and Webcast

We will host a conference call to discuss our results at 4:30 p.m., Eastern Time, on Tuesday, May 21, 2019.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Pyxis Tankers.”

A telephonic replay of the conference call will be available until Tuesday , May 28, 2019, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). The access code required for the replay is: 5478965#.

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events & Presentations page. Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://event.on24.com/wcc/r/1962473/8200AA5A80BD3C904096F9089D116909

An archived version of the webcast will be available on the website within approximately two hours of the completion of the call. The information discussed on the conference call, or that can be accessed through, Pyxis Tankers Inc.’s website is not incorporated into, and does not constitute part of this report.

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. Pyxis Tankers is positioned to opportunistically expand and maximize the value of its fleet due to competitive cost structure, strong customer relationships and an experienced management team, whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information discussed contained in, or that can be accessed through, Pyxis Tankers Inc.’s website, is not incorporated into, and does not constitute part of this report.

Pyxis Tankers Fleet (as of May 17, 2019)

			Carrying			Charter	Earliest
		Vessel	Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Type	(dwt)	Built	Charter	per day (1)	Date
Pyxis Epsilon [2]	SPP / S. Korea	MR	50,295	2015	Time	$15,350	March 2020
Pyxis Theta [3]	SPP / S. Korea	MR	51,795	2013	Time	$13,800	May 2019
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Time	$14,000	September 2019
Pyxis Delta	Hyundai / S. Korea	MR	46,616	2006	Time	$12,800	May 2019
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			216,635

1)	Charter rates are gross and do not reflect any commissions payable.
2)	Pyxis Epsilon has granted the charterer the option to extend the one year time charter for an additional 12 months (+/- 30 days) at a gross charter rate of $17,500/d at charterer’s option.
3)	Pyxis Theta is contracted to begin a new time charter on June 1, 2019 at a gross charter rate of $15,375/d for 12 months (+/- 30 days) with an additional 12 months (+/- 30 days) at a gross charter rate of $17,500/d at charterer’s option.

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The Pyxis Delta is scheduled for an intermediate survey during 4Q ‘19 with expected off-hire of 5 days and estimated cost of $0.2 million.

Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “potential,” “likely” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. A more complete description of these risks and uncertainties can be found in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

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